Filed pursuant to Rule 433

Dated September 7, 2021

Relating to

Preliminary Prospectus Supplement dated September 7, 2021 to

Prospectus dated September 7, 2021

Registration Statement No. 333-259350

Packaging Corporation of America

$700,000,000 3.050% Senior Notes due 2051

Pricing Term Sheet

September 7, 2021

Issuer:	Packaging Corporation of America

Title of Securities:	3.050% Senior Notes due 2051

Aggregate Principal Amount:	$700,000,000

Pricing Date:	September 7, 2021

Settlement Date:

September 21, 2021 (T+10)

We expect that delivery of the notes will be made against payment therefor on or about September 21, 2021 which will be the tenth business day following the date of pricing of the notes, or “T+10”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to two business days before the settlement date should consult their own advisors.

Maturity Date:	October 1, 2051

Coupon:	3.050%

Public Offering Price:	99.473% of the principal amount, plus accrued interest, if any, from the settlement date

Yield to Maturity:	3.077%

Benchmark Treasury:	2.375% US Treasury due May 15, 2051

Benchmark Treasury Price / Yield:	108-29 / 1.977%

Spread to Benchmark Treasury:	+110 basis points

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022

Interest Record Dates:	March 15 and September 15

Optional Redemption:

Prior to April 1, 2051, the greater of par and make-whole at a discount rate of US Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption

On or after April 1, 2051, at par, plus accrued and unpaid interest to the date of redemption

Expected Ratings*:	Moody’s: Baa2 (stable) S&P: BBB (stable)

CUSIP / ISIN:	695156 AW9 / US695156AW92

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Well Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (toll free) either of the representatives of the underwriters:

Deutsche Bank Securities Inc.	800-503-4611

Wells Fargo Securities, LLC	800-645-3751

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.